Organigram Reports Record Net Sales, Record Cannabis Oil Sales
and Increased Number of Registered Medical Patients

Company Releases Financial Results and Business Update for its 2018 Fiscal First Quarter

MONCTON, NB, Jan. 29, 2018 /CNW/ - Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the "Company" or "Organigram"), a leading licensed producer of medical marijuana, announces the financial results for the fiscal first quarter of 2018 ending November 30, 2017. A copy of the financial statements and the corresponding management discussion and analysis (MD&A) is available on the investors section of the Company's website (www.organigram.ca) and are also filed and available on SEDAR (www.sedar.com).

Financial Results*

Organigram’s financial results for the quarter ending November 30, 2017 saw the Company report its highest quarterly net sales to date. Net sales rose to $2.7 million in Q1-2018 (up from $2.1 million in Q4-2017, and up from $2.2 million in Q1-2017). The Company reported a net loss and comprehensive loss of $1.4 million for Q1-2018 (compared to a net loss of $2 million in Q4-2017 and $0.8 million in Q1-2017).

The Company sold approximately 195,000 grams of dried flower in Q1-2018 (compared to approximately 187,000 in Q4-2017 and approximately 260,000 in Q1-2017 respectively).

The Company saw significant growth in its sales of cannabis oil. Cannabis oil sales were approximately 419,000 ml in Q1-2018 (compared to approximately 178,000 ml and 77,000 ml in Q4-2017 and Q1-2017 respectively). The Company’s growth in cannabis oil sales was fuelled by its Shubie Cannabis Oil 50ml bottle containing high CBD content.

The Company’s registered patients increased to approximately 10,700 by the end of Q1-2018 up 169% from Q1-2017.

“What is clear is that through a dogged commitment to product quality and innovation, we have built and are sustaining tremendous momentum,” says Greg Engel, CEO of Organigram. “We have been patient but determined in building a world-class facility imagined and supported by a world-class team. We are proud that our customers are recognizing and enjoying the results of that vision.”

Expansion in Production

The Company continues to make significant headway in increasing its overall production capacity and ensuring that it is prepared to be a market leader in the proposed adult recreational market which is anticipated for a July 2018 launch date.

The Company’s Phase 2 expansion is set to be completed by end of January 2018 and the Company has submitted all required documentation to Health Canada in order to begin its vegetation cycle in February, making this expansion available for cannabis harvest and sale in time for the adult recreational market. When the Phase 2 expansion is fully operational, the Company’s total run-rate production will be increased to 16,000 kg/year in total.

Phase 3 expansion continues to move ahead on schedule. Upon completion of Phase 3 construction in May 2018, the Company will have further increased its estimated production capacity from approximately 16,000 kg/year to 25,000 kg/year.

Phase 4, which is in the final planning stages and is fully funded, will help increase the Company’s production capacity to 65,000 kg/year. These expansions will make Organigram one of the top indoor cannabis producers in Canada.

“As a country and as a company, we are at the starting line of an unprecedented opportunity to lead the world in our understanding and approach to the production and legal use of cannabis,” says Engel. “Organigram remains committed to thoughtful, trusted and effective leadership in the industry at home and abroad and we stand ready to meet the needs of our current and future customers.”

Winner of Three Canadian Cannabis Awards

On December 4, 2017, Organigram was honoured with three Canadian Cannabis Awards for 2017 including “Top Sativa Flower” for its premium flower: Wabanaki, “Top Blended/Value Variety” for its unique blend: Blueberry Cheesecake and “Top Licensed Producer for Compassionate Pricing”. The Company won two of the available six product categories further validating the Company’s unwavering focus on product quality.

Launch of the Edison Project

On November 27, 2017, the Company launched the Edison Project, a line of premium, hand-manicured flower resulting in better-looking product, minimal stem or leaf, and incredible levels of trichome retention. The concept has been a resounding success exemplified by impressive Lift ratings and re-order rates on par with lesser priced flowers. Consequently, the Company has expanded the Edison Project to three strains and different package sizes.

Supply Agreements with New Brunswick and Prince Edward Island

Organigram had previously announced the signings of a memorandum of understanding (MOU) with each of the provincial authorities in both New Brunswick and Prince Edward Island for a minimum of five million and one million grams of cannabis per year respectively to serve the recreational market. The Company believes it is well positioned to announce further similar transactions with other provincial authorities.

Financings

On December 18, 2017 the Company closed a short form prospectus bought deal offering for net proceeds of more than $54 million as well as entering into a Letter of Intent with Farm Credit Canada for a loan in the amount of $10 million.

On January 24, 2018 the Company filed a final short form prospectus for a $100 million (gross proceeds, not including the exercise of the over-allotment option, if exercised) bought deal convertible debenture financing previously announced on January 10, 2018. The Company anticipates closing to occur on or about January 31, 2018.

The Company believes it is sufficiently funded to execute on its expansion efforts.

Strengthened Management Team

The Company continued to strengthen its leadership team with the hiring of Tim Emberg as the new Vice President of Sales and Commercial Operations, the appointment of Larry Rogers as Vice President of International Business and the appointment of Paolo De Luca as Chief Financial Officer.

Mr. Emberg has a proven track record in healthcare and consumer packaged goods (CPG) having previously worked for Roche Canada, Jamieson Labs, and Frito-Lay Canada.

Mr. Rogers has previously worked at Organigram in roles including: member of the Board of Directors, Chief Operating Officer and VP of Business Development and Special Projects since 2014. Mr. Rogers had also previously worked for 6 years in a Swiss private equity firm with offices in Western Europe, Asia and North America. Mr. Rogers’ appointment as VP of International Business is in furtherance with the Company’s corporate strategy of focusing on international opportunities.

Mr. De Luca, CPA, CA, CFA, brings over 20 years of diversified financial business experience including leadership roles at companies such as West Face Capital, Meridian LNG, Potash Ridge, C.A. Bancorp and TD Securities.

*Some of these figures may contain non-GAAP financial figures that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar figures presented by other companies. These non-GAAP financial figures are explained in the Management's Discussion & Analysis under Adjusted Gross Margin, Adjusted EBITDA, and Cash Flow, a copy of which has been filed on www.sedar.com.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Organigram Holdings Inc.	Organigram Holdings Inc.
Paolo De Luca	Dylan Rogers
Chief Financial Officer	Investor Relations Analyst
paolo.deluca@organigram.ca	drogers@organigram.ca
(416) 948-3732	(506) 232-0121